FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Eurozone exposures
(Unaudited)

Exposures to countries in the eurozone

 The disclosure in this section is limited to the peripheral eurozone countries of Spain, Ireland, Italy, Greece, Portugal and Cyprus, which exhibited levels of market volatility that exceeded other eurozone countries, demonstrating fiscal or political uncertainty that persisted throughout 2013. During the year, core eurozone countries such as Germany and the Netherlands demonstrated an improvement in economic fundamentals, and the risk of contagion leading to a broadly based failure of the euro abated considerably. Should a peripheral country need to leave the euro it is now expected to be on a managed basis that is less likely to present a risk to the eurozone itself.

The tables in this section summarise our selected eurozone country exposures, including to:

• governments, central banks and quasi government agencies;
• banks;
• other financial institutions and corporates; and
• personal lending.

Exposures to banks, other financial institutions, other corporates and personal lending are based on the counterparty's country of domicile.

Summary of exposures to peripheral eurozone countries
(Audited)
						Total net exposure
	On- balance sheet exposures	Off- balance sheet exposures	Total gross exposures	Risk miti- gation	Total net exposure	Sovereign and agencies	Banks	Other financial institutions and corporates	Personal
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2013
Spain ..................	13.4	3.6	17.0	(5.8)	11.2	0.8	2.6	7.7	0.1
Ireland ...............	9.1	2.2	11.3	(1.9)	9.4	0.1	0.9	8.3	0.1
Italy ...................	13.4	3.5	16.9	(8.7)	8.2	1.4	1.4	5.2	0.2
Greece ................	6.5	1.2	7.7	(0.4)	7.3	0.1	2.2	4.0	1.0
Portugal .............	1.0	0.3	1.3	(0.2)	1.1	0.3	0.3	0.5	−
Cyprus ...............	0.3	−	0.3	−	0.3	−	−	0.2	0.1

	43.7	10.8	54.5	(17.0)	37.5	2.7	7.4	25.9	1.5

At 31 December 2012
Spain ..................	15.3	3.2	18.5	(6.4)	12.1	1.0	2.8	8.3	-
Ireland ...............	20.7	1.3	22.0	(12.1)	9.9	0.4	1.8	7.6	0.1
Italy ...................	12.6	3.0	15.6	(6.0)	9.6	2.7	1.6	5.2	0.1
Greece ................	5.9	0.7	6.6	(0.8)	5.8	0.1	0.6	4.1	1.0
Portugal .............	1.1	0.3	1.4	(0.4)	1.0	0.2	0.4	0.4	-
Cyprus ...............	0.3	0.1	0.4	-	0.4	-	-	0.4	-

	55.9	8.6	64.5	(25.7)	38.8	4.4	7.2	26.0	1.2

Basis of preparation
(Audited)

In the above table, 'Total gross exposure' represents the on-balance sheet carrying amounts recorded in accordance with IFRSs and off-balance sheet exposures.

'Total net exposure' is stated after taking into account mitigating offsets that are incorporated into the risk management view of the exposure but do not meet accounting offset requirements. These risk mitigating offsets include:

• short positions managed together with trading assets;
• derivative liabilities for which a legally enforceable right of offset with derivative assets exists; and
• collateral received on derivative assets.

Short positions managed together with trading assets mitigate the risk to which we are exposed at the balance sheet date when, in the event of default, the trading assets and related short positions crystallise gains and losses simultaneously. When such relationships exist, an element of the risk will remain if the short and long positions do not match exactly, for example, if the maturity of the short position is less than the trading asset or the short position is not identical to the security. The remaining risk is reflected in the gross balance sheet exposure shown before risk mitigation. However, as the net position best reflects the effects of a credit event should it occur at the balance sheet date, we consider that this measure is a key view of risk at that date.

Credit risk mitigation includes derivative liabilities with the same counterparty when a master netting arrangement is in place and the credit risk exposure is managed on a net basis or the position is specifically collateralised, normally in the form of cash. These amounts do not qualify for net presentation for accounting purposes as settlement may not actually be made on a net basis, though we consider the net presentation more accurately reflects the risk exposure.

The effect of the transfer of risk to policyholders under unit linked insurance contracts and trading assets which represent collateral to support associated liabilities are not deducted from the total net exposure.

'Off-balance sheet exposures' mainly relate to commitments to lend and the amounts shown in the table represent the amounts that could be drawn down by the counterparties. In the majority of cases, we are bound to fulfil these commitments. In some instances, limitations are imposed on a counterparty's ability to draw down on a facility. These limitations are governed by the documentation, which differs from counterparty to counterparty.

Commentary on exposures

At 31 December 2013, our net exposure to the peripheral eurozone countries was US$37.5bn, US$1.3bn lower than at the end of 2012. This was primarily due to a reduction in exposure to sovereign borrowers and agencies in Italy, to banks in Ireland and to other financial institutions and corporates in Spain. These were partly offset by an increase in exposure to banks in Greece due to reverse repo activity backed by high quality bonds.

Redenomination risk
(Unaudited)

Despite some improvements, the peripheral eurozone countries continue to exhibit distress, and there is the continuing possibility of a member state exiting from the eurozone. There remains no established legal framework within the European treaties to facilitate such an event; consequently, it is not possible to accurately predict the course of events and legal consequences that would ensue.

Based on our assessment of the likelihood of a each country leaving the euro, and the related materiality of our exposures subject to the risk of redenomination it is our view that the greatest estimated impact of a eurozone exit is presented by Greece, Italy or Spain. As a result, only exposures in Greece, Italy and Spain (described as 'in-country') are reported in the table below.

Key risks associated with an exit by a eurozone member include:

Foreign exchange losses: an exit would probably be accompanied by the passing of laws in the country concerned establishing a new local currency and providing for a redenomination of euro assets into the new local currency. The value of assets and liabilities in the country would immediately fall assuming the value of the redenominated currency is less than the original euros when translated into the carrying amounts. It is not possible to predict what the total consequential loss might be as it is uncertain which assets and liabilities would be legally re-denominated or the extent of the devaluation. These assets and liabilities predominantly comprise loans and deposits arising from our commercial banking operations in these countries, and the net assets represent our net funding exposure. The table also identifies in-country off-balance sheet exposures as these are at risk of redenomination should they be called, giving rise to a balance sheet exposure. It is to be noted that this analysis can only be an indication as it does not include euro-denominated exposures booked by HSBC outside the countries at risk which are connected with those countries (see 'external contracts' below).

External contracts redenomination risk: contracts entered into between HSBC businesses based outside a country exiting the euro with in-country counterparties or those otherwise closely connected with the relevant country may be affected by redenomination. The effect remains subject to a high level of uncertainty. Factors such as the country law under which the contract is documented, the HSBC entity involved and the payment mechanism may all be relevant to this assessment, as will the precise exit scenario as the consequences for external contracts of a disorderly exit may differ from one sanctioned under EU law. In addition, capital controls could be introduced which may affect our ability to repatriate funds including currencies not affected by the redenomination event.

We continue to identify and monitor potential redenomination risks and, where possible, take steps to mitigate them and/or reduce our overall exposure to losses that might arise in the event of a redenomination. We recognise, however, that a euro exit could take different forms, depending on the scenario. These could have distinct legal consequences which could significantly alter the potential effectiveness of any mitigation initiatives, and it is accordingly not possible to predict how effective particular measures may be until they are tested against the precise circumstances of a redenomination event.

In-country funding exposure
(Unaudited)

		Denominated in:
		Euros	US dollars	Other currencies	Total
		US$bn	US$bn	US$bn	US$bn
At 31 December 2013
Greece	In-country assets .................................	1.5	0.1	-	1.6
	In-country liabilities ............................	(1.4)	(0.6)	(0.1)	(2.1)

	Net in-country funding exposure .........	0.1	(0.5)	(0.1)	(0.5)

	Off-balance sheet exposure .................	(0.2)	-	0.3	0.1

Italy	In-country assets .................................	0.9	-	-	0.9
	In-country liabilities39 .........................	(1.9)	-	-	(1.9)

	Net in-country funding exposure .........	(1.0)	-	-	(1.0)

	Off-balance sheet exposure .................	1.0	-	-	1.0

Spain	In-country assets .................................	1.5	0.8	-	2.3
	In-country liabilities ............................	(1.0)	(0.2)	-	(1.2)

	Net in-country funding exposure .........	0.5	0.6	-	1.1

	Off-balance sheet exposure .................	0.5	0.4	-	0.9

At 31 December 2012
Greece	In-country assets .................................	2.1	0.1	-	2.2
	In-country liabilities ............................	(1.5)	(0.8)	(0.1)	(2.4)

	Net in-country funding exposure .........	0.6	(0.7)	(0.1)	(0.2)

	Off-balance sheet exposure .................	(0.3)	0.2	0.2	0.1

Italy	In-country assets .................................	1.0	-	-	1.0
	In-country liabilities39 .........................	(2.0)	-	-	(2.0)

	Net in-country funding exposure .........	(1.0)	-	-	(1.0)

	Off-balance sheet exposure .................	0.8	-	-	0.8

Spain	In-country assets .................................	2.4	0.8	-	3.2
	In-country liabilities ............................	(1.7)	(0.1)	-	(1.8)

	Net in-country funding exposure .........	0.7	0.7	-	1.4

	Off-balance sheet exposure .................	0.7	0.2	-	0.9

For footnote, see page 263.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014